CORRESPONDENCE

ORCHIDS PAPER PRODUCTS COMPANY
4826 Hunt Street
Pryor, Oklahoma 74361
Telephone: (918) 825-0616

September 14, 2015

By EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7561

Attention:	Mr. H. Roger Schwall

                                Assistant Director

Re:	Orchids Paper Products Company Registration Statement on Form S-3 File No. 333-206663

Ladies and Gentlemen:

In accordance with Rules 460 and 461 of the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-captioned Registration Statement on Form S-3 of Orchids Paper Products Company (the “Registrant”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 31, 2015, as amended on September 11, 2015, be accelerated so that it will be made effective at 4:00p.m. Eastern Daylight Time on September 16, 2015 or as soon thereafter as is practicable.

The Registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ORCHIDS PAPER PRODUCTS COMPANY By: /s/ Keith R. Schroeder Name: Keith R. Schroeder Title: Chief Financial Officer